Exhibit 15.1

LOGITECH INTERNATIONAL S.A.

REPORT ON CORPORATE GOVERNANCE

REPORT ON CORPORATE GOVERNANCE

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. The Company has for many years had a strong commitment to corporate governance and believes that its corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are traded both on the SWX Swiss Exchange and on the Nasdaq National Market, Logitech’s commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech’s internal guidelines regarding corporate governance are provided in its Articles of Incorporation, Organizational Regulations, and Board Committee Charters.

This report conforms to the requirements of the Corporate Governance Directive of the SWX Swiss Exchange and includes certain corporate governance disclosures required by the U.S. Securities and Exchange Commission (“SEC”).

1.    Group Structure and Shareholders

1.1    Operational Group Structure

The Logitech Group (also referred to as “Logitech”) designs, manufactures, and markets personal peripherals for personal computers and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment and communication platforms; advanced remote controls; digital writing solutions; and 3D control devices. Logitech is organized into four business units – Control Devices, Video, Interactive Entertainment and Audio – which develop products and bring them to market. These business units are responsible for product design and development, industrial design, technological innovation and overall product management. Logitech’s marketing and sales organization is responsible for selling the products brought to market by the business units and is structured around two main sales channels, retail and original equipment manufacturers (“OEM”). The retail organization is responsible for sales to direct retail accounts, mass merchants and distributors while the OEM organization is responsible for sales to OEM customers. Logitech’s sales and marketing activities are also organized into three geographic regions: Americas (including North and South America), Europe-Middle-East-Africa, and Asia Pacific.

Since 1994, Logitech has had its own manufacturing operations in Suzhou, China, which currently produce approximately half of the Company’s products. The Company outsources the remaining production to contract manufacturers located in Asia. The Company’s other operations support the business units and marketing and sales organizations through management of distribution centers and the product supply chain, and the provision of technical support, customer relations and other services.

Logitech International S.A. (also referred to as the “Company”), the parent company of Logitech, is a joint stock company (société anonyme, Aktiengesellschaft) incorporated under the laws of Switzerland, with its registered office located in Apples, Switzerland. The Company’s registered shares are listed on the SWX Swiss Exchange (Ticker: LOGN; security number: 2165533; ISIN: CH0021655334). American Depositary Shares (“ADSs”) are listed on the Nasdaq National Market in the form of American Depositary Receipts (“ADRs”) (Ticker: LOGI; U.S. security number: 541419; ISIN: US5414191073). For information on Logitech’s holdings in its own shares, refer to section 1.2 below. As of March 31, 2006, Logitech’s market capitalization, based on outstanding registered shares of 91,325,697, amounted to CHF 4.8 billion ($3.6 billion). Refer to section 1.2 below for information on Logitech International S.A.’s holdings in the Company’s shares as of March 31, 2006.

Logitech (Jersey) Ltd., a wholly owned subsidiary of Logitech International S.A., with its registered office in St. Helier, Jersey, Channel Islands, was the issuer of 1% convertible bonds of CHF 170.0 million issued in June 2001 (refer to section 2.7 below for more information on Logitech’s convertible bonds). On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with the terms of the bonds. As of November 11, 2005, all outstanding bonds had been presented for conversion into 5,448,693 Logitech registered shares at the conversion price of CHF 31.20 per share. The conversion was satisfied through delivery of treasury shares.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech Group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Europe S.A., Logitech Hong Kong, Ltd., Logitech, Inc., Logitech Technology (Suzhou) Co. Ltd. and Logitech Far East, Ltd. For a list of Logitech subsidiaries, refer to the table on page CG-25. None of Logitech International S.A.’s subsidiaries has securities listed on a stock exchange as of March 31, 2006.

1.2    Significant Shareholders

To the knowledge of the Company, the beneficial owners holding more than 5% of the voting rights of the Company as of March 31, 2006 were as follows:

Name	Number of Shares(2)	% of Voting Rights(3)	Relevant Date(4)
Daniel Borel (1)	6,120,000	6.4%	March 31, 2006

(1)	Mr. Borel has not entered into any written shareholders’ agreement.
(2)	Includes shares represented by ADSs. In compliance with Article 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or SESTA, and Article 13 of the Ordinance of the Swiss Federal Banking Commission on Stock Exchanges and Securities Trading of June 25, 1997, or SESTO-FBC, conversion and acquisition rights are not taken into consideration for the calculation of the relevant shareholdings, unless such rights entitle their holders to acquire, upon exercise, at least 5% of the Company’s voting rights.
(3)	In compliance with Article 19 paragraph 2 of SESTO-FBC, shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 95,803,310 voting rights as of March 31, 2006.
(4)	For the Company, Directors and Executive Officers, the relevant date is the last day of the fiscal year.

Based on a SEC filing by FMR Corp. on February 14, 2006, FMR Corp. was the beneficial holder under applicable US securities laws of 7,098,170 Logitech shares and/or ADSs, representing approximately 7.4% of the Company’s aggregate voting rights, as of December 31, 2005. FMR Corp. is the parent company of Fidelity Investments, a U.S.-based mutual fund company, and its beneficial ownership is as a result of holdings through one or more of its funds. On March 21, 2006 FMR Corp. notified the Company that its shareholdings had fallen to 4.96% of the Company’s aggregate voting rights on March 15, 2006.

SESTA requires shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public in Switzerland. The Company announced in the Swiss Official Gazette of Commerce dated October 26, 2005 that the holdings of its own shares had fallen below 5% of the total voting rights. During fiscal year 2006, the Company was not otherwise required to make any such announcements in compliance with SESTA.

1.3    Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in the Company.

2.    Capital Structure

2.1    Share Capital

As of March 31, 2006, Logitech International S.A.’s nominal share capital was CHF 47,901,655 ($36.7 million), consisting of 95,803,310 registered shares with a par value of CHF .5 each.

An additional 20 million registered shares have been authorized for issuance by the shareholders. In addition, conditional share capital designated to cover employee and director option and stock purchase plan rights amounted to CHF 15,165,465 and conditional capital designated to cover conversion rights granted in connection with the issue of convertible bonds amounted to CHF 2,725,000. Refer to section 2.2 for more information on the Company’s authorized and conditional capital.

2.2    Details on the Company’s Authorized and Conditional Share Capital

Authorized share capital.    Pursuant to Article 27 of the Company’s Articles of Incorporation, the Board is authorized to increase the share capital of the Company by CHF 10,000,000 through the issuance of 20 million registered shares with a par value of CHF .5 each, to be fully paid-in. This authorization expires on June 24, 2006. Shareholders of the Company will be requested at the 2006 Annual General Meeting to extend this authorization until June 2008. The Board of Directors may restrict the shareholders’ right to subscribe to the newly issued shares by preference, in particular if the shares are placed on international markets or issued in connection with an acquisition or merger. The unexercised preferential subscription rights revert to the Company and their use may be directed by the Board of Directors. The Board sets the price at which the shares will be issued, the manner in which the newly issued shares must be paid-in, and the conditions under which preferential subscription rights can be exercised.

First conditional share capital.    Pursuant to Article 28 of the Company’s Articles of Incorporation, the share capital of the Company may be increased by CHF 15,165,465 through the issuance of up to 30,330,930 registered shares with a par value of CHF .5 each. The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans (refer to section 2.7 for information on Logitech’s stock purchase and stock option plans). The conditional share capital increase does not have an expiration date. The shareholders do not have the preferential right to subscribe to the newly issued shares.

Second conditional share capital.    Pursuant to Article 29 of the Company’s Articles of Incorporation, the share capital of the Company could have been increased by CHF 2,725,000 through the issuance of up to 5,450,000 registered shares with a par value of CHF .5 each, to be fully paid-in. The purpose of this conditional share capital was to cover conversion rights granted in connection with the issue of Logitech’s convertible bonds in 2001. However, during the 2006 fiscal year the Company satisfied its conversion obligations under the convertible bonds through the delivery of treasury shares rather than the use of conditional capital. As a result, the Company expects to cancel this conditional capital.

2.3    Changes in the Company’s Shareholders’ Equity

As of March 31, 2006, 2005, 2004 and 2003, balances in shareholders’ equity of Logitech International S.A., based on the parent company’s Swiss Statutory Financial Statements, were as follows (in thousands of Swiss francs):

	As of March 31,
	2006	2005	2004	2003
Share capital	CHF 47,902	CHF 47,902	CHF 47,902	CHF 47,902
Legal reserves:
General reserve	9,580	9,580	66,319	87,597
Reserve for treasury shares	238,707	217,873	136,590	115,313
Unappropriated retained earnings	352,032	327,892	256,964	141,036

Total shareholders’ equity	CHF 648,221	CHF 603,247	CHF 507,775	CHF 391,848

During the same periods, changes made to the Company’s authorized and conditional share capital were as follows:

As of March 31,
	2006	2005	2004	2003
Authorized share capital	CHF 10,000	CHF 10,000	CHF 10,000	CHF 10,000
First conditional share capital	CHF 15,165	CHF 15,165	CHF 15,165	CHF 15,165
Second conditional share capital	CHF 2,725	CHF 2,725	CHF 2,725	CHF 2,725

For information on changes in Logitech’s consolidated shareholders’ equity during fiscal years 2006, 2005 and 2004, refer to the Consolidated Statement of Changes in Shareholders’ Equity on page F-6.

During fiscal years 2006, 2005 and 2004, the Company repurchased shares under buyback programs authorized by the Board of Directors as follows (in thousands):

Date of Announcement	Approved Buyback Amount	Equivalent USD Amount(1)	Expiration Date	Amount Repurchased During Year Ended March 31,(2)
				Program to date		2006		2005		2004
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
June 2005	CHF 300,000	$235,000	June 2008	4,201	$174,613	4,201	$174,613	—	$—	—	$—
April 2004	CHF 250,000	$200,000	June 2006	7,487	$201,264	1,937	$66,739	5,550	$134,525	—	$—
October 2003	CHF 40,000	$32,090	March 2004	1,330	$32,090	—	$—	—	$—	1,330	$32,090

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the announcement dates.
(2)	Represents the amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

2.4    Share Categories

Registered Shares.    Logitech International S.A. has only one category of shares – registered shares with a par value of CHF .5 per share. Each of the 95,803,310 issued registered shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving thereof (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting’s agenda). Refer to section 6 for an outline of participation rights of the Company’s shareholders. Refer to section 1.1 and “Logitech ADSs” below for information on Logitech’s ADR program.

Each registered share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, the Company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Although Logitech has paid dividends in the past, the Board of Directors announced in 1997 its intention not to recommend payment of cash dividends in the future in order to retain earnings for use in the operation and expansion of Logitech’s business.

Unless this right is restricted in compliance with Swiss law and the Company’s Articles of Incorporation, shareholders have the right to subscribe by preference for newly issued shares. Refer to section 2.2 for a description of the provisions of the Company’s Articles of Incorporation relating to the restriction of the shareholders’ preferential subscription rights.

The Company has not issued non-voting shares (“bons de participation,” “Partizipationsscheine”).

Logitech ADSs.    Through an arrangement with The Bank of New York, as depositary, Logitech American Depository Shares, or ADSs, trade on the Nasdaq National Market. Each ADS represents one Logitech registered share. The ADSs are issued by The Bank of New York pursuant to a Deposit Agreement, dated March 27, 1997, as amended, between Logitech, The Bank of New York, as depositary, and owners and beneficial owners of ADS. The Deposit Agreement governs the rights of holders of Logitech ADSs and has the effect of giving holders of ADSs the same economic and voting interest in Logitech as if they were a holder of Logitech registered shares. However, because The Bank of New York actually owns the Logitech registered shares underlying the Logitech ADSs, ADS holders must rely on The Bank of New York to exercise the rights of a shareholder by instructing the depositary in writing the manner in which they wish to vote or exercise their rights as shareholders. The depositary, subject to Swiss laws and the Company’s Articles of Incorporation, is required to vote or exercise such rights as instructed. Each ADS entitles its owner to dividends declared, if any, in respect of Logitech registered shares underlying the ADSs, subject to the terms of the Deposit Agreement. Any cash dividends by Logitech to its shareholders paid in Swiss francs will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADSs, net of conversion expenses, and in accordance with the Deposit Agreement. As of March 31, 2006, according to the records of The Bank of New York, approximately 17,132,636 ADSs were outstanding in the United States.

2.5    Bonus Certificates

The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as “bonus certificates,” “bons de jouissance,” or “Genussscheine”).

2.6    Limitations on Transferability and Nominee Registration

The Company maintains a share register that lists the names of the registered owners and beneficiaries of the shares. Registration in the Company’s share register occurs upon request and is not subject to any condition. Shareholders can be entered into the share register with voting rights even if they are holding their shares for the account of a third party (nominee registration).

Refer to section 6.1 for the conditions of exercise of the shareholders’ voting rights.

2.7    Conversion and Option Rights

Conversion Rights.    In June 2001, Logitech issued through its wholly owned subsidiary Logitech (Jersey) Ltd. CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with the terms of the bonds. As of November 11, 2005, all outstanding bonds had been presented for conversion into 5,448,693 Logitech registered shares at the conversion price of CHF 31.20 per share ($23.72 based on exchange rates at November 11, 2005). The conversion was satisfied through delivery of treasury shares.

Logitech has not issued any other bonds.

Warrants.    Logitech has not issued warrants on its shares.

Employee Stock Options and Stock Purchase Plans.    Logitech believes equity compensation is an important part of attracting and retaining high-caliber employees and of aligning the interests of management and the directors of the Company with the interests of the shareholders. Accordingly, Logitech maintains stock purchase and stock option plans for its employees.

Under the 1996 Stock Plan, the Company may grant to employees and directors, options to purchase registered shares or ADSs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 38,000,000 registered shares and/or ADSs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may be granted only at exercise prices of at least 100% of the fair market value of the registered shares or ADSs on the date of grant; restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. As of March 31, 2006, Logitech had made no grants of restricted shares, stock appreciation rights or stock units.

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

As of March 31, 2006, there were a total of 10,803,972 registered shares subject to outstanding options granted under all plans. Each option entitles the holder to purchase one share of Logitech International S.A. (including shares represented by ADSs) at the strike price. Of these options, 5,254,909 were exercisable, with the balance subject to continued vesting over time. The exercise prices of the currently outstanding options range from $2.00 to $47.99. Logitech shareholders do not have preferential rights to subscribe to employee options.

Refer to section 5.6 and note 9 to the Consolidated Financial Statements for more information on the Company’s outstanding stock options.

Under the 1996 Employee Share Purchase Plan, eligible employees may purchase registered shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. There are two offering periods, each consists of a six-month period during which payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically exercised at the end of each offering period.

3.    The Board of Directors

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority of the Company, except for those matters reserved by law or by the Company’s Articles of Incorporation to its shareholders or for those that are delegated to the Executive Officers under the Organizational Regulations. The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairman decides.

The Company’s Articles of Incorporation set the minimum number of directors at three. The Company had eight Directors as of May 1, 2006. One of the Company’s current directors, Kee-Lock Chua, is being presented for re-election to the Board of Directors at the Company’s Annual General Meeting in June 2006 as his term expires at that meeting. In addition, another current director, Frank Gill, has informed the Company of his intention to retire from the Board prior to the end of his term, which otherwise expires at the 2008 Annual General Meeting. Erh-Hsun Chang is being presented for election to the Board of Directors at the Annual General Meeting in June 2006.

3.1    Members of the Board

Gary F. Bengier, U.S. national, has been a non-executive Director of the Company since June 2002 and will become Lead Independent Director upon Frank Gill’s retirement from the Board of Directors after the Company’s June 2006 Annual General Meeting. In addition to serving on Logitech’s board, Mr. Bengier also serves on the Board of Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center. He also serves as Chair of the Bengier Foundation, a private charitable foundation. Previously, Mr. Bengier served as Senior Vice President, Strategic Planning and Development of eBay Inc., a U.S. based on-line marketplace, from January 2001 until November 2001, and prior to that, as eBay’s Vice President and Chief Financial Officer from November 1997 to January 2001. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of Vxtreme, Inc., a U.S. developer of Internet video streaming products. Prior to that, Mr. Bengier was Corporate Controller at Compass Design Automation, a U.S. publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., a U.S. energy services company, Qume Corp., a U.S. computer peripheral company, and Bio-Rad Laboratories, a U.S. life sciences company. He also spent several years as a management consultant for Touche Ross & Co, a U.S. consulting firm. Mr. Bengier holds a BBA degree in Computer Science and Operations Research from Kent State University and an MBA from Harvard Business School.

Daniel Borel, Swiss national, Chairman of the Board and executive board member, is a founder of the Company. Mr. Borel assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and he supports major transaction initiatives of Logitech. Mr. Borel has been the Chairman of the Board since May 1988. From July 1992 to February 1998, he also served as Chief Executive Officer. He has held various other executive positions with Logitech. Mr. Borel holds a MS degree in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

Matthew Bousquette, U.S. national, has been a non-executive Director of the Company since June 2005. From 1993 to 2005, Mr. Bousquette held a succession of senior roles at Mattel, Inc., a US-headquartered global toy company, most recently as president of the Mattel Brands business unit. His prior roles at Mattel included senior vice president of marketing, general manager of Boys Toys, executive vice president of Boys Toys and president of Boys/Entertainment. Mr. Bousquette joined Mattel from Lewis Galoob Toys, where he served as vice president of marketing between 1992 and 1993. Prior to that, he held a variety of positions in Teleflora, Mattel and Procter & Gamble. Mr. Bousquette holds a Bachelor of Business Administration from the University of Michigan.

Erh-Hsun Chang, Taiwanese national, is a Director-elect and is being presented to the shareholders for election to the Board at the Company’s 2006 Annual General Meeting. Until April 2006, Mr. Chang was the Company’s Senior Vice President, Worldwide Operations and General Manager, Far East and is currently an executive officer-at-large with the Company. Mr. Chang first joined Logitech in 1986 to establish its operations in Taiwan. After leaving the Company in 1988, he returned in 1995 as Vice President, General Manager, Far Eastern Area and Worldwide Operations. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. Mr. Chang’s other business experience includes tenure as Vice President, Manufacturing Consulting at KPMG Peat Marwick, a global professional services firm, between 1991 and 1994, and as Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., a Taiwanese electronics company, in 1994 and 1995. Mr. Chang holds a B.S. degree in Civil Engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in Industrial Engineering from Texas A&M University. Mr. Chang will retire from his current Logitech executive position upon his election as a Director, but will remain Vice Chairman of the Company’s subsidiary in Taiwan.

Kee-Lock Chua, Singaporean national, has been a non-executive Director of the Company since June 2000. Mr. Chua has served as a Managing Director of Walden International, a U.S. headquartered venture capital firm, since July 2003. From June 2001 to June 2003, Mr. Chua served as Deputy President of NatSteel Ltd., a Singaporean industrial products company active in Asia Pacific. From October 2000 until June 2001, Mr. Chua was the Chief Executive Officer of Intraco Ltd., a Singapore-listed company focusing in trading and distribution. Prior to joining Intraco, Mr. Chua was the President of MediaRing.com from October 1998 to August 2000, a Singapore-listed company providing voice-over-internet services. Prior to joining MediaRing.com, Mr. Chua was employed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, a Singapore incorporated venture capital firm, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and a MS degree from Stanford University.

Guerrino De Luca, Italian national, joined the Company as President and Chief Executive Officer in February 1998, and became an executive member of the Board of Directors in June 1998. Mr. De Luca is responsible for the worldwide affairs and operations of Logitech. He manages both the strategic activities of the Company as well as the day-to-day operations. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a U.S. personal computer company, from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1994 to February 1997. Prior to this, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a BS degree in Electronic Engineering from the University of Rome, Italy.

Frank Gill, U.S. national, has been a non-executive Director of the Company since June 1999 and serves as Lead Independent Director. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation, a U.S. semiconductor chip maker, from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995, and from 1990 through 1994, General Manager of Intel’s Systems Group. Mr. Gill holds a BS degree in Electrical Engineering from the University of California, Davis. Mr. Gill has informed the Company of his intention to retire from the Board of Directors after the June 2006 Annual General Meeting of the Company.

Shin’ichi Okamoto, Japanese national, has been a non-executive Director of the Company since June 2004. Since September 2003, Mr. Okamoto has served as a research and development consultant. Prior to that, he served in executive and management positions with Sony Computer Entertainment Inc., the interactive gaming division of Sony Corporation, a Japanese consumer electronics company. During his time with Sony, Mr. Okamoto served as the Chief Technology Officer from April 2001 to August 2003, Senior Vice President of Research and Development from April 1999 to September 2002, Vice President of Software Development from October 1998 to April 1999, and Director of Development from December 1994 to October 1998. Mr. Okamoto holds Masters and Bachelors degrees in Chemistry from the Waseda University in Tokyo.

Monika Ribar, Swiss national, has been a non-executive Director of the Company since June 2004. Since June 2005 Ms. Ribar has served as the Chief Financial Officer and Senior Vice President of Finance of Panalpina Management Ltd., a Swiss freight forwarding and logistics services provider. She has been a member of Panalpina’s executive board since February 2000, and served as Panalpina’s Chief Information Officer from February 2000 to June 2005. From June 1995 to February 2000, she served as Panalpina’s Corporate Controller, and from 1991 to 1995 served in project management positions at Panalpina. Prior to joining Panalpina, she worked at Fides Group (now KPMG Switzerland), a professional service firm, serving as Head of Strategic Planning and was employed by the BASF Group, a German chemical products company. Ms. Ribar holds a Masters degree in Economics and Business Administration from the University of St. Gallen, Switzerland.

Messrs. Bengier, Bousquette, Chua, Gill and Okamoto, and Ms. Ribar have never had management responsibility at Logitech or at any of its subsidiaries, and do not have any immediate family members who are employees at Logitech. The Board has determined that they are independent Directors under the rules of the Nasdaq Stock Market. If elected by shareholders at the June 2006 Annual General Meeting, Mr. Chang would be considered a non-independent member of the Board. Other than as described in the biographies above, none of the Directors or Director-elect of the Company has significant business connections with the issuer or one of the issuer’s subsidiaries.

3.2    Involvements Outside Logitech of the Members of the Board

Gary F. Bengier currently serves on the Board of Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center, and is Chair of the Bengier Foundation, a private charitable foundation.

Daniel Borel serves on the Boards of Nestlé S.A., the Swiss food and beverage company, Phonak Holding Ltd., a Swiss hearing aid device company, and he also serves as a Director of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group. Mr. Borel also serves on the Board of Fondation Defitech, a Swiss foundation which contributes to research and development projects aimed at assisting the disabled. He also serves as Chairman of the Board of SwissUp, a Swiss educational foundation promoting higher learning.

Matthew Bousquette currently serves on the Board of Directors of the Library Foundation of Los Angeles, a charity to encourage private support of the Los Angeles Public Library.

Kee-Lock Chua serves as a Director of Biosensors International Group Ltd., a drug-coated stents supplier listed on the Singapore Exchange. Mr. Chua also serves on the Board of FreeSystems Pte. Ltd. and Innvo Systems Pte. Ltd., both privately held companies in Singapore. Mr. Chua is also a Board member of Com2us Corporation and Ndoors Ltd., both privately held companies in Korea. Mr. Chua is also a Board member of Sinosun Holding Corporation and Rock Mobile Corporation, privately held companies in China. Mr. Chua is also a Board member of Maris Stella High School, a leading high school in Singapore, Treasurer of MILK, a charity for children, and Chairman of the Singapore Venture Capital Association.

Frank Gill currently serves on the Boards of Tektronix, Inc., a U.S. test and measurement company and Pixelworks, Inc., a U.S. semiconductor company. Mr. Gill also serves on the Board of St. Vincent’s Hospital Foundation, a U.S. non-profit organization and serves on the Board of Kryptic Inc., a privately held U.S. company.

Shin’ichi Okamoto currently serves on the Board of Directors of Fine Arch Inc. and Digital Media Professional Inc. and Emdigo Inc., all privately held Japanese companies.

Monika Ribar currently serves as a Director of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group, and is a member of the Executive Board of Panalpina Management Ltd., a Swiss freight forwarding and logistics services provider.

Other than the current employment noted in section 3.1 and involvement noted above, no other Logitech Board member or Director-elect currently has supervisory, management, or advisory functions outside Logitech. None of the Company’s Directors or Director-elects holds any official functions or political posts.

3.3    Cross Involvement

Mr. Borel serves on the boards of Nestlé S.A. and Phonak Holding Ltd., both publicly listed companies. Also, both Mr. Borel and Ms. Ribar are members of the Board of Directors of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group.

Mr. Gill serves on the boards of Tektronix, Inc. and Pixelworks, Inc., both publicly listed companies.

3.4    Elections and Terms of Office

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating Committee. Refer to section 3.5 for more information on the Company’s Nominating Committee. If the agenda of a General Meeting of Shareholders includes an item calling for the election of directors, any shareholder may propose a candidate for election to the Board at the meeting. Also, one or more shareholders who together represent shares representing at least the lesser of (i) one percent of the share capital or (ii) an aggregate par value of one million Swiss francs may demand that the election of directors be placed on the agenda of a meeting and propose candidates. Such requests must be made in writing and be received by the Board of Directors at least 60 days prior to the date of the meeting. Refer to section 6.4 for more information on Shareholders’ right to place items on the agenda of a General Meeting of Shareholders.

Each Director is elected for a term of 3 years and is eligible for re-election until their seventieth birthday. Directors may not seek re-election after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next Annual General Meeting of Shareholders after the Director reaches 70 years of age. A Director’s term of office as Chairman coincides with their term of office as a Director. A Director may be indefinitely re-elected as Chairman, subject to the age limit mentioned above.

Although the Company’s Articles of Incorporation and Organizational Regulations do not explicitly require this, the terms of office of the Directors are staggered. Consequently, all Directors will not run for re-election at a single Annual General Meeting.

The year of appointment, remaining term of office and age as of March 31, 2006 for each Director are as follows:

Name	Age	Year First Appointed	Year Current Term Expires
Daniel Borel (1)	56	1988	Annual General Meeting 2007
Guerrino De Luca (1)	53	1998	Annual General Meeting 2007
Frank Gill (2) (4)	62	1999	Annual General Meeting 2008
Kee-Lock Chua (2) (3)	44	2000	Annual General Meeting 2006
Matthew Bousquette (2)	47	2005	Annual General Meeting 2008
Gary Bengier (2)	51	2002	Annual General Meeting 2008
Monika Ribar (2)	46	2004	Annual General Meeting 2007
Shin’ichi Okamoto (2)	47	2004	Annual General Meeting 2007
Erh-Hsun Chang (5)	56

(1)	Executive member of the Board of Directors.
(2)	Non-executive member of the Board of Directors.
(3)	Mr. Chua’s term expires at the 2006 Annual General Meeting, and he is being presented for re-election to the Board of Directors at that meeting.
(4)	Mr. Gill has informed the Company of his intention to retire from the Board prior to the expiration of his current term.
(5)	Mr. Chang is being presented for election to the Board of Directors at the 2006 Annual General Meeting.

3.5    The Functioning of the Board of Directors

Allocation of Powers and Responsibilities within the Board of Directors.    At the last board meeting prior to each Annual General Meeting of Shareholders, the Board of Directors appoints a Chairman and a Secretary. It is not mandatory that the Secretary be a member of the Board of Directors or a shareholder. As of March 31, 2006, the Chairman was Mr. Daniel Borel and the Secretary was Ms. Catherine Valentine, Vice President, Legal and General Counsel. The Board of Directors is responsible for supervising the management of the business and affairs of the Company.

The Board of Directors has determined that each of Mr. Bengier, Mr. Chua, Mr. Gill, Mr. Bousquette, Mr. Okamoto and Ms. Ribar are independent Directors under the listing standards of the Nasdaq National Market and under the Swiss Code of Best Practice for Corporate Governance. As appointed by the Board, Frank Gill serves as the Lead Independent Director. Gary Bengier will replace Mr. Gill as Lead Independent Director upon Mr. Gill’s resignation from the Board of Directors after the Company’s Annual General Meeting in June 2006.

The responsibilities of the Lead Independent Director include chairing meetings of the non-executive Directors and serving as the presiding Director in performing such other functions as the Board may direct.

The Chairman sets the agenda for Board meetings. Any member of the Board of Directors may request that a meeting of the Board be convened. The Directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda. The Chairman and Chief Executive Officer recommend Executive Officers who, at the invitation of the Board, attend Board meetings to report on areas of the business within their responsibility, thereby ensuring that the Board has sufficient information to make appropriate decisions.

In case of emergency, the Chairman of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairman of the Board in this way are subject to ratification by the Board of Directors at its next meeting or by way of written consent.

The Chief Executive Officer, Mr. Guerrino De Luca, manages the day-to-day operations of Logitech, with the support of the Executive Officers. Refer to section 3.6 for a description of the powers and responsibilities of the Executive Officers. The CEO has, in particular, the following powers and duties:

•	defining and implementing short and medium term strategies;

•	preparing the budget, which must be approved by the Board of Directors;

•	reviewing and certifying the Company’s annual report;

•	appointing, dismissing and promoting any employees of Logitech other than Executive Officers and the head of the internal audit function;

•	taking immediate measures to protect the interests of the Company where a breach of duty is suspected from Executive Officers until the Board has decided on the matter;

•	carrying out Board resolutions;

•	reporting regularly to the Chairman of the Board of Directors on the activities of the business;

•	preparing supporting documents for resolutions that are to be passed by the Board of Directors; and

•	deciding on issues brought to his attention by Executive Officers.

Between April 1, 2005 and March 31, 2006, the Board met 5 times, 4 of which were regularly scheduled meetings and 1 of which was a special meeting. Each regularly scheduled Board meeting lasts a full day and all directors participate in person except in special individual circumstances. Special meetings of the Board may be held by telephone or video-conference and the duration of such meetings varies depending on the subject matters considered. Also, the Board of Directors has adopted a policy of regularly scheduled executive sessions where non-management Directors meet without management present. During fiscal year 2006 executive sessions of the independent Directors were held 4 times.

Board Committees

The Board has standing Audit, Compensation, Board Compensation and Nominating Committees to assist the Board in carrying out its duties. Each Committee has a written charter approved by the Board. Their chairs determine the meeting agendas. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

In fiscal year 2006, the Audit Committee met 9 times, the Compensation Committee met once, the Board Compensation Committee met twice and the Nominating Committee met twice. Attendance information at these meetings was as follows:

	Board of Directors	Audit Committee	Compensation Committee	Board Compensation Committee	Nominating Committee
Daniel Borel	5	n/a	n/a	2	2
Guerrino De Luca	5	n/a	n/a	2	n/a
Frank Gill	3	7	—	n/a	1
Kee-Lock Chua	5	9	n/a	n/a	n/a
Matthew Bousquette	3	n/a	1	n/a	n/a
Gary Bengier	5	9	n/a	n/a	2
Monika Ribar	5	9	n/a	n/a	n/a
Shin’ichi Okamoto	5	n/a	1	n/a	n/a

Audit Committee

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•	reviews the adequacy of the Company’s internal controls;

•	reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews and approves all non-audit work to be performed by the independent auditors;

•	reviews the scope of Logitech’s internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

•	reviews, before release, the quarterly results and interim financial data; and

•	reviews, before release, the audited financial statements and “Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval.

In fiscal year 2006, the Audit Committee was composed of Gary Bengier, Chairman, Frank Gill, Kee-Lock Chua, and Monika Ribar. The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq National Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Gary Bengier, Frank Gill and Monika Ribar are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

Compensation Committee

The Compensation Committee reviews and recommends to the Board for approval the compensation of Executive Officers and Logitech’s compensation policies and programs, including share option programs and other incentive-based compensation. Within the guidelines established by the Board and the limits set out in the 1996 Stock Plan, the Compensation Committee also has the authority to grant options to employees other than the Chief Executive Officer without further Board approval.

In fiscal year 2006, the Compensation Committee consisted of Frank Gill, Chairman, Matthew Bousquette and Shin’ichi Okamoto who each meet the independence requirements of the Nasdaq National Market listing standards. In addition to its regular meetings, each month the Committee considers for approval option grants to the Company’s employees by written consent.

Refer to section 5.1 for information on the Compensation Committee’s criteria and process for evaluating executive compensation.

Board Compensation Committee

The Board Compensation Committee establishes the compensation of the non-executive Directors. This committee consists of Daniel Borel, Chairman of the Board, and Guerrino De Luca, Logitech’s President and Chief Executive Officer.

Nominating Committee

The Nominating Committee is composed of at least 3 members with the Chairman of the Board chairing this committee. Among its duties, the Nominating Committee:

•	evaluates the composition of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;

•	determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential Directors with these attributes;

•	evaluates and makes recommendations of nominees for election to the Board of Directors; and

•	evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committee chairs.

This Committee consists of Daniel Borel, Chairman, Gary Bengier and Frank Gill. Upon the Committee’s recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board.

3.6    Allocation of Powers and Responsibilities between the Board of Directors and Senior Management

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the Executive Officers, except where the law or the Company’s Articles of Incorporation or Organizational Regulations provide differently.

The Board of Directors has the responsibility for supervision of Company management. In particular, the Board of Directors has the following non-transferable powers and duties:

•	determining strategic objectives, the allocation of resources and Company policy;

•	determining the organizational structure;

•	establishing accounting and financial control principles; overseeing the Company’s financial accounting, controls, planning and reporting;

•	appointing and dismissing the Chief Executive Officer and other Executive Officers and assigning their signatory powers;

•	appointing and dismissing the head of the internal audit function;

•	exercising the ultimate supervision of the Chief Executive Officer and other Executive Officers, and ensuring that the Company remains in compliance with applicable laws, the Articles of Incorporation, the Organizational Regulations and the guidance from the Board of Directors;

•	overseeing the preparation of the annual report, preparing the General Meeting of Shareholders and carrying out shareholders’ resolutions;

•	informing the appropriate authorities in the event of insolvency of the Company; and

•	making resolutions regarding the payment of non fully paid-in shares.

The Board of Directors also has the following responsibilities:

•	the signatory power of its members;

•	the approval of the budget submitted by the Chief Executive Officer;

•	the approval of any type of investment or acquisition not included in the approved budgets;

•	the approval of any expenditure of more than US$10 million not specifically identified in the approved budgets; and

•	the approval of the sale or acquisition, including related borrowings of the Company’s real estate.

Refer to section 3.5 above for an outline of the powers and responsibilities of Logitech’s Chief Executive Officer.

3.7    Supervision and Control Instruments

The Board of Directors monitors the responsibility of the Executive Officers using the following methods:

•	Regular meetings of the full Board of Directors and its Committees where Executive Officers, at the invitation of the Board, report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibility, including risk management and the Management Information Systems (MIS), as well as other business matters;

•	Regular meetings of the non-executive members of the Board of Directors, where Logitech issues are discussed without the presence of executive members of the Board or Executive Officers;

•	Regularly scheduled reviews of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors;

•	The Board of Directors reviewing and approving significant changes in Logitech’s structure and organization and active involvement in significant transactions, including acquisitions, divestitures and major investments;

•	Board members, at their request, having access to all internal Logitech information; and

•	The Internal Audit function, reporting to the Audit Committee, which is responsible for evaluating and monitoring the effectiveness of Logitech’s internal controls and governance processes.

4.    Senior Management

4.1    Members of the Senior Management

The members of the senior management (“Executive Officers”) of Logitech as of March 31, 2006 were as follows:

Name	Age	Nationality	Position
Daniel Borel	56	Swiss	Chairman of the Board

Guerrino De Luca	53	Italian	President and Chief Executive Officer, Director

Erh-Hsun Chang	56	Taiwanese	Sr. Vice President, Worldwide Operations and General Manager, Far East

David Henry	49	U.S.	Sr. Vice President, Control Devices

Junien Labrousse	48	French	Sr. Vice President, Entertainment and Communications

Kristen Onken	56	U.S.	Sr. Vice President, Finance, and Chief Financial Officer

Gerald Quindlen	46	U.S.	Sr. Vice President, Worldwide Sales and Marketing

Robert Wick	43	U.S.	Sr. Vice President, Strategy

Daniel Borel. Refer to section 3.1 above.

Erh-Hsun Chang. Refer to section 3.1 above.

Guerrino De Luca. Refer to section 3.1 above.

David Henry joined Logitech as Senior Vice President, Control Devices Business Unit of the Company in August 2001. Prior to that time, Mr. Henry served as Vice President of Product Management and Business Development of Xigo Inc., a U.S. on-line intelligence software company, from January 2000. From October 1997 to January 2000, Mr. Henry held various positions with Iomega, a U.S. portable storage company. His last position with Iomega was Vice President and General Manager of Magnetic Products. Mr. Henry holds a BSME from Union College of Schenectady, New York.

Junien Labrousse joined Logitech as Vice President of the Video Division in 1997. He was named Senior Vice President, Video Business Unit in April 2001. Prior to joining Logitech, he was Vice President of Engineering from 1995 to 1997 at Winnov LP, a U.S. company engaged in the development and marketing of multimedia products. For more than 10 years he held several engineering and management positions at Royal Philips Electronics NV, a global electronics company, in research and in the semiconductor business division. Mr. Labrousse holds a MSEE degree from the Ecole Superieure d’Ingenieurs de Marseille, France and an MBA from Santa Clara University.

Kristen Onken joined Logitech as Senior Vice President, Finance, and Chief Financial Officer in February 1999. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation, a U.S. subsidiary of the Japanese personal computer manufacturer. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems, Inc., a U.S. provider of computer hardware, software and services, first as Controller of the Southwest Area, then from 1992 to 1996 she served as Director of Finance, Sun Professional Services. Ms. Onken holds a BS degree from Southern Illinois University and an MBA in Finance from the University of Chicago. Ms. Onken retired from the Company on May 1, 2006.

Gerald Quindlen joined Logitech as Senior Vice President, Worldwide Sales and Marketing in October 2005. From August 1987 to September 2004, Mr. Quindlen worked for Eastman Kodak Company where he was most recently Vice President of Global Sales and Operations for the Consumer and Professional Imaging Division and previously held senior sales or marketing management positions in the United States, Japan and Asia Pacific. Prior to his 17-year tenure at Eastman Kodak, he worked for Mobil Oil Corporation in engineering. Mr. Quindlen holds a B.S. degree in chemical engineering from Villanova University in Pennsylvania, and an M.B.A. in Finance from the University of Pennsylvania’s Wharton School in Philadelphia.

Robert Wick joined Logitech with the acquisition of Labtec Inc. as Vice President of the Audio Business Unit in March 2001. He was named Senior Vice President in April 2001, and in October 2002, he was named Senior Vice President of the Audio and Interactive Entertainment Business Units. Prior to joining Logitech, Mr. Wick had been President of Labtec, Inc., a provider of PC speakers, headsets and microphones based in Vancouver, Washington, since December 1998, and served as CEO since August 1999. Prior to joining Labtec, Mr. Wick spent 8 years at Weiser Lock, a division of Masco Corporation, a U.S. manufacturer of home improvement and building products, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a BS degree in Accounting from the University of Arizona and is a former Certified Public Accountant.

Ms. Onken stepped down as Senior Vice President, Finance, and Chief Financial Officer, and Mr. Chang stepped down as Senior Vice President, Worldwide Operations and General Manager, Far East, both effective April 3, 2006. Mark Hawkins was appointed Senior Vice President, Finance and Information Systems, and Chief Financial Officer, and Joseph Sullivan was appointed Senior Vice President, Worldwide Operation, both effective April 3, 2006.

4.2    Involvements Outside Logitech of the Executive Officers

Daniel Borel. Refer to section 3.2 above.

David Henry served from July 2003 until May 2006 as a Director of Anoto Group, AB, a publicly traded Swedish high technology company from which Logitech licenses its digital pen technology.

Junien Labrousse serves as a Director of A4Vision, Inc., a privately held U.S. high technology company from which Logitech licenses its face tracking software. He joined the A4Vision Board in April 2000.

No other Logitech Executive Officer currently has supervisory, management, or advisory functions outside Logitech. None of the Company’s Executive Officers hold any official functions or political posts.

4.3    Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5.    Compensation, Shareholdings and Loans

5.1    Logitech’s General Compensation Policy

Logitech has designed its compensation programs to attract, develop, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. Logitech’s compensation package is composed of a base salary that is competitive to comparable companies in the industry and region, periodic cash incentive awards that are based on company performance, and long-term incentive awards that are comprised of stock options.

Executive Compensation Programs

Logitech’s compensation programs for its Executive Officers are designed to:

•	provide compensation competitive to comparable companies in the industry and region;

•	provide executives with a competitive compensation that maintains a balance between fixed and variable compensation and places a significant portion of total compensation at risk;

•	align executive compensation with shareholders’ interest by tying a significant portion of compensation to increasing share value; and

•	support a performance-oriented environment that rewards superior performance.

An Executive’s compensation includes the following key components:

•	base salary;

•	short-term incentives (cash bonus programs based on financial performance); and

•	long-term incentives (stock option awards and employee stock purchase program).

Base Salary

The base salary for Executive Officers is determined on the basis of experience, individual performance, the average salary levels considered appropriate for comparable positions in the industry and the anticipated value of the executive’s future contribution to the Company. The Compensation Committee reviews these factors in approving and recommending to the Board the Executive Officer’s base salary for each fiscal year.

In addition to a base salary, Executive Officers are eligible for the same benefits offered by the Company to non-executive employees in their jurisdiction of residence. The cost to Logitech of these benefits is reflected in the compensation of the Executive Officers as disclosed in Section 5.2 below.

Short-Term Incentives

A significant portion of Logitech’s executive cash compensation is variable. The Chairman and the CEO are eligible for annual bonus incentives based on the financial goals of the entire Company as established by the Board. Executive Officers, other than the Chairman and the CEO, are eligible for semi-annual bonuses based on achieving pre-determined financial goals of the Company and/or pre-determined financial goals of the division or regional entity over which the Executive has responsibility. The bonus plans include a basic reward for achieving minimum performance targets and an upside for performance exceeding target expectations. The Board of Directors may authorize additional cash bonus payments based on outstanding performance. The Compensation Committee reviews and recommends to the Board the bonus targets for each Executive Officer in advance of each fiscal year.

Long-Term Incentives

Logitech provides for stock option grants as part of its executive compensation package. It does so because it believes that a portion of executive compensation should be linked to increasing shareholder value. Stock options have value for an employee only if the Company’s share price increases above the exercise price of the option and the employee remains employed by the Company for the duration of the option vesting period. As with base salary, the stock options granted to Executive Officers are reviewed and recommended to the Board by the Compensation Committee based on grant levels for comparable positions in the industry, individual performance and the anticipated value of the Executive Officer’s future contribution to the Company.

Executive Officers are also eligible to participate in the Company’s Employee Share Purchase Plan, under which employees may purchase registered shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each offering period. There are two offering periods, each consisting of a six-month period during which payroll deductions of employee participants are accumulated under the share purchase plan.

The Chief Executive Officer is not present at any deliberations or upon the vote of the Board to approve his salary or equity compensation.

Non-Executive Director Compensation

The compensation of Logitech’s non-executive Directors is established by the Board Compensation Committee (refer to section 3.5 above). The Board Compensation Committee reviews aggregate data on non-executive Director compensation of comparable companies in setting compensation for Logitech’s non-executive Directors.

Under the Company’s current policy, each non-executive Director receives options to purchase 30,000 of the Company’s registered shares upon their election to the Board and options to purchase 15,000 registered shares upon their re-election to the Board. These options are granted at the fair market value at the date of grant and become exercisable over 3 years in equal annual increments. In addition, non-executive Directors are paid an annual retainer of $25,000, or CHF 35,000 and receive $2,000, or CHF 2,500 for each board or committee meeting attended and also for each day of travel to attend board or committee meetings. All Directors are reimbursed for expenses in connection with attendance at Board and Committee meetings.

Executive Directors do not receive any compensation for their service on the Board of Directors.

5.2    Compensation of Directors and Executive Officers

The following table sets forth the compensation Logitech paid to non-executive Directors and Executive Officers in all capacities for the fiscal year ended March 31, 2006 (in thousands except share and per share amounts):

	Compensation		Options Granted(1)	Exercise Price	Expiration Year	Share Option Value(2)	Other(3)
Name of Group	Salary	Bonus
All non-executive Directors as a group (6 individuals) (4)	$365	$—	60,000	$30.83	2016	$677	$—
All Executive Officers as a group (9 individuals) (5)(6)	$2,651	$1,927	480,000	$31.01 to $40.50	2016	$6,863	$79

(1)	Total options granted to non-executive Directors and Executive Officers represent 31% of the options granted by Logitech in fiscal year 2006. The remainder of the options were granted to 521 of Logitech’s other employees.
(2)	The options granted provide the right to purchase one share per option. For Executive Officers, the options vest ratably over a 4-year period from the date of grant. For non-executive Directors, the options vest ratably over a 3-year period from the date of grant. These share options have an estimated value of $11.28 per share (approximately CHF 14.34 per share) for non-executive Directors. Share option grants for all Executive Officers range from $12.85 to $15.55 per share (approximately CHF 15.37 to CHF 20.11 per share) for all Executive Officers, based on the Black-Scholes option-pricing model. These numbers are not necessarily indicative of the Company’s future stock performance. If the price of Logitech’s shares does not increase above the exercise price, no value will be realizable from these options.
(3)	Amounts shown represent matching contributions under Logitech’s 401(k) plan and Logitech’s contributions under its pension plans.
(4)	Mr. Gill has informed the Company of his intention to retire from the Board prior to the end of his term, which otherwise expires at the 2008 Annual General Meeting. He will not receive any special compensation upon the end of his service as a director.
(5)	In fiscal year 2006, Marcel Stolk, former Senior Vice President of Sales & Marketing, resigned from Logitech in September 2005 and Gerald Quindlen joined as Mr. Stolk’s replacement in October 2005. The partial-year compensation, as well as the options granted, share option value and other amounts, of both Mr. Stolk and Mr. Quindlen is reflected in the compensation of Executive Officers as a group.
(6)	On April 3, 2006, Mr. Hawkins was appointed Senior Vice President, Finance and Information Systems, and Chief Financial Officer, and Mr. Sullivan was appointed Senior Vice President, Worldwide Operation. Compensation for Mr. Hawkins and Mr. Sullivan is not reflected in the compensation of Executive Officers for fiscal year 2006.

For further information regarding Mr. De Luca’s compensation, refer to section 5.6 “Option Ownership of Directors and Executive Officers.”

There were no other Executive Officer resignations or additions during fiscal year 2006. No additional fees or compensation have been paid during fiscal year 2006 to any Directors or Executive Officers other than as noted above.

Logitech has entered into indemnification agreements with its Directors and Officers. These agreements indemnify Directors and Officers to the extent permitted by law against expenses and liabilities incurred in legal proceedings that may arise by reason of their status or service as Directors or Officers. Logitech believes that these agreements are necessary to attract and retain qualified Directors and Officers. At present, there is no pending litigation or proceeding involving any Director or Officer of Logitech as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceedings that might result in a claim for indemnification.

Logitech currently maintains Director and Officer Liability insurance to insure its Directors and Officers against certain liabilities arising from their status or service as Directors or Officers.

5.3    Compensation to Former Directors and Executive Officers

During fiscal year 2006, Logitech did not grant, directly or indirectly, compensation such as fees, salaries, credits, bonuses or benefits in kind to former non-executive Directors or Executive Officers.

5.4    Grant of Shares to Directors and Executive Officers

During fiscal year 2006, Logitech did not grant shares of the Company to any of its non-executive Directors or Executive Officers.

5.5    Share Ownership of Directors and Executive Officers

The following table presents information as of March 31, 2006 regarding the ownership of Logitech International S.A.’s shares (including shares represented by ADSs), by non-executive Directors and Executive Officers:

Name	Number of Shares	% of Voting Rights (1)
All non-executive Directors as a group (6 individuals)	22,250	0.02%
All Executive Officers as a group (8 individuals)	6,358,713	6.64%

(1)	In accordance with Article 19 paragraph 2 of SESTO-FBC, the shareholding percentage is calculated based on the aggregate number of voting rights entered into the Swiss commercial register, which were 95,803,310 as of March 31, 2006.

The Board of Directors has adopted share ownership guidelines for members of the Board of Directors effective June 2006. Under the guidelines Directors will be required to own at least 2,500 Logitech shares or ADSs. Directors are required to achieve the guideline within three years of joining the Board, or, in the case of Directors serving at the time the guidelines were adopted, within three years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any share or ADS splits or other capital adjustments, and will be re-evaluated by the Board from time to time.

5.6    Option Ownership of Directors and Executive Officers

The following tables present information as of March 31, 2006 regarding the option ownership for shares (including shares represented by ADSs) of Logitech International S.A. by Logitech’s non-executive Directors and Executive Officers. Refer to section 2.7 for a description of Logitech’s employee equity compensation plans.

Options held by non-executive Directors (in thousands except share and per share amounts):

Grant year	Options Held	Vested Options	Exercise Price	Expiration year	Value of Options Held (1)
2003	20,000	20,000	$22.71	2013	204
2004	20,000	13,334	$19.28	2014	169
2005	80,000	26,668	$23.51	2015	761
2006	60,000	—	$30.83	2016	677

	180,000	60,002			$1,811

Options held by Executive Officers (in thousands except share and per share amounts):

Grant year	Options Held (2)	Vested Options	Exercise Price	Expiration year	Value of Options Held (1)
2000	268,448	268,448	$ 2.42 – $ 4.36	2010	$442
2001	440,000	440,000	$11.61 – $13.75	2011	2,343
2002	680,274	517,774	$10.43 – $14.75	2012	3,654
2003	600,000	265,000	$13.55	2013	4,207
2004	340,000	62,500	$15.52	2014	2,573
2005	530,000	117,500	$22.89 – $23.58	2015	5,433
2006	480,000	—	$31.01 – $40.50	2016	6,863

	3,338,722	1,671,222			$25,515

(1)	Based on the Black-Scholes option-pricing model. These numbers are not necessarily indicative of Logitech’s future stock performance. If the price of Logitech’s shares does not increase above the exercise price, no value will be realizable from these options.
(2)	Includes 1,788,448 options granted to Mr. De Luca. Mr. De Luca has adopted a trading plan in compliance with Swiss rules and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 that is designed to eliminate Mr. De Luca’s control over the timing and amount of sales of his Logitech shares. Under the plan, Mr. De Luca has placed some of his options with an independent third party. The third party exercises such options and sells the shares received on exercise in accordance with trading parameters established by Mr. De Luca at the time the plan was adopted. The ability to amend the terms of the plan is limited. Mr. De Luca has had similar plans in place for several years.

5.7    Additional Fees and Remunerations

During fiscal year 2006, Logitech did not pay any fees or remunerations other than those mentioned above to its non-executive Directors and Executive Officers.

5.8    Loans or Credit Facilities

In accordance with the United States Sarbanes-Oxley Act of 2002, Logitech does not extend loans or credit facilities to non-executive Directors and Executive Officers. Logitech has no such loans or credit facilities.

5.9    Highest Total Compensation

In fiscal year 2006, Mr. De Luca, Logitech’s President and CEO, was the Director that received the highest total compensation from the Company. Mr. De Luca received $.6 million in salary, $.6 million as bonus, and $6,500 in other benefits including 401(k) matching contributions for his services rendered as President and CEO. In April 2005, Mr. De Luca received an option for 200,000 registered shares. This option was granted at an exercise price of CHF 37.10 per share (approximately $31.03), which was the fair market value of the Company’s registered shares on the date of grant. Based on the Black-Scholes option-pricing model, these options have an estimated value of $2.7 million or $13.33 per share bringing his total fiscal year 2006 compensation to $3.9 million. Mr. De Luca did not receive any compensation for his service rendered as a Director.

6.    Shareholders’ Participation Rights

6.1    Exercise and Limitations to Shareholders’ Voting Rights

Each share confers the right to one vote at the General Meeting of Shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise its voting rights at the General Meeting of Shareholders, a shareholder must have registered its shares by the day the Meeting is convened. Refer to section 2.6 for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of the form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company’s Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote registered shares or Logitech ADSs.

6.2    Shareholders’ Resolutions for which a Particular Majority is Required

In general, the resolutions of the General Meeting of Shareholders are passed with a simple majority of the votes cast. However, the following resolutions may only be passed with a majority of two-thirds of the votes represented.

•	change in the Company’s corporate purpose;

•	creation of shares with privileged voting rights;

•	restriction of the transferability of shares;

•	creation of authorized or conditional capital;

•	capital increases to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;

•	grant of special benefits;

•	suppression or limitation of the shareholders’ preferential subscription right;

•	change of the registered office of the Company; and

•	dissolution without liquidation of the Company (merger).

6.3    Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a General Meeting of Shareholders. The convocation is made in writing and is sent to each shareholder at the address recorded in the share register at least 20 days prior to the meeting.

The Company’s share register closes upon convocation of the meeting. Thus, only those shareholders who are registered in the share register on the day the meeting is convened have the right to vote at the meeting.

One or more shareholders who represent together at least 10% of the share capital of the Company may demand the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption as a foreign private issuer from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33 1/3% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its shareholders and publishes the notice of the meeting in the Swiss financial press. Also, to encourage attendance, Logitech holds its Annual General Meeting close to its operations in Switzerland.

6.4    Shareholders’ Right to Place Items on the Agenda of a Meeting

Currently, one or more shareholders who together represent shares representing at least the lesser of (i) one percent of the share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting. The minimum shareholding requirement was lowered based on an amendment to the Company’s Articles of Incorporation, approved by Logitech’s shareholders at the Company’s Annual General Meeting in June 2005.

A request to place an item on the General Meeting agenda must be in writing, describe the proposal and be received by the Board of Directors at least 60 days prior to the date of the General Meeting. Such requests should be addressed to: Secretary to the Board of Directors, Logitech International S.A., CH 1143 Apples, Switzerland, or c/o Logitech Inc., 6505 Kaiser Drive, Fremont, CA 94555, USA.

The Deposit Agreement under which Logitech ADSs are issued has the effect of giving holders of Logitech ADSs essentially the same voting interest in Logitech as if they were a holder of Logitech registered shares, rather than Logitech ADSs. However, because The Bank of New York actually owns the Logitech registered shares underlying the Logitech ADSs, ADS holders must rely on The Bank of New York to exercise the rights of a shareholder.

6.5    Registration in the Company’s Share Register

Registration into the Company’s share register occurs upon request and is not subject to any condition. Refer to section 2.6 for more information on the registration process.

7.    Mandatory Offer and Change of Control Provisions

7.1    Mandatory Offer

Swiss law requires that any shareholder who acquires more than 33 1/3% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.’s Articles of Incorporation do not remove this requirement. The Articles do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company’s voting rights will be required to make an offer for all outstanding shares of the Company.

7.2    Change of Control Provisions

Logitech’s Executive Officers generally have Change of Control Severance Agreements with Logitech. Under the terms of these agreements, if the Executive Officer’s employment is involuntarily terminated or they are demoted within 12 months after a change in control of Logitech, the executive would receive his or her base salary, annual and semiannual bonuses, and payment of health benefits for up to a year following the termination, as well as 100% vesting of all unvested stock options. In the case of a demotion, the Executive Officer would be required to remain employed for a period of time (generally 12 months) in order to receive these benefits.

There are no agreements providing for payment of any consideration to any non-executive Director upon termination of his services with the Company.

8.    Auditors

8.1    Duration of Mandate and Term of Office of the Independent Auditors

Under the Company’s Articles of Incorporation, the shareholders appoint the Company’s independent auditors each year at the Annual General Meeting. Re-appointment is permitted.

The Company’s Independent Auditors are currently PricewaterhouseCoopers S.A., or PwC, Lausanne branch, 45, Avenue C.F. Ramuz, P.O. Box 1172, CH-1001, Lausanne, Switzerland. PwC assumed its first audit mandate for Logitech in 1988. They were reappointed as the Company’s statutory and group auditors in June 2005. Beginning in fiscal year 2006, the responsible principal audit partner has been Miguel Perry.

8.2/3    Audit Fees

In addition to the audit services PwC provides with respect to Logitech’s annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to Logitech in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. The Audit Committee of the Board of Directors determined that the rendering of non-audit services by PwC was compatible with maintaining their independence.

During fiscal year 2006, PwC performed the following non-audit services that were approved by the Audit Committee: tax planning and compliance advice, advising on other transactions, consultations regarding stock-based compensation, expatriate tax services and the implementation of Section 404 of the Sarbanes-Oxley Act.

The following table presents the aggregate fees for professional audit services and other services rendered by PwC to Logitech in fiscal years 2006 and 2005 (in thousands):

	2006	2005
Audit fees (1)	$1,364	$951
Audit-related fees (2)	219	469
Tax fees (3)	425	356
All other fees (4)	54	71

Total	$2,062	$1,847

(1)	Audit fees represent those fees incurred for the indicated fiscal year, regardless of when they were paid. Audit fees include group and statutory audit fees as well as the reviews of Logitech’s quarterly reports on Form 6-K.
(2)	Audit-related fees represent services provided in implementing the various provisions of the Sarbanes-Oxley Act and consultation on various accounting issues.
(3)	Tax fees represent those fees incurred for tax compliance, assistance with tax audits, tax advice and tax planning.
(4)	All other fees represent services provided to Logitech for expatriate and other consulting services.

8.4    Supervisory and Control Instruments

The Company’s Audit Committee pre-approves all audit and non-audit services provided by its Independent Auditors. This pre-approval must occur before the auditor is engaged. Services provided by the Company’s Independent Auditors (other than those required to be provided by law) can be approved no more than 6 months in advance of the services being performed. Services that last longer than a year must be re-approved by the Audit Committee.

Logitech’s Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by the auditors with a set dollar limit per the type of service. The Chief Financial Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by the auditors.

The Company’s Independent Auditors attend all regular meetings of the Audit Committee. On a quarterly basis, PwC reports on the findings of its audit and/or review work. On an annual basis, the Audit Committee approves PwC’s audit plan and evaluates the performance of PwC and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval. Annually, PwC provides a report as to its independence to the Audit Committee.

Refer to section 3.5 for additional information on the roles and responsibilities of the Audit Committee.

9.    Information Policy

The Company reports its financial results quarterly with an earnings press release. In addition, the Company informs its shareholders by means of an annual report and informs the public by the means of press releases upon occurrence of significant events within Logitech. The Company also maintains an investor relations website that provides an archive of its press releases and reports, as well as other information regarding the Company, available at www.logitech.com.

The Company has reporting requirements under Swiss law and the regulations of the SWX Swiss Exchange, and to the U.S. Securities and Exchange Commission (“SEC”). The reports submitted to the SEC may be downloaded from http://www.sec.gov.

Copies of the quarterly and annual SEC filings as well as press releases are available for download from the Logitech Web site at www.logitech.com. For no charge, a copy of the Company’s filings can be requested via the following address or phone number:

Logitech

Investor Relations

6505 Kaiser Drive

Fremont, CA 94555 USA

Main 510-795-8500

LOGITECH INTERNATIONAL S.A.

Consolidated Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital
EUROPE
3Dconnexion France SARL	France	100	EUR	25,000
3Dconnexion GmbH	Federal Republic of Germany	100	EUR	27,727
3Dconnexion Holding S.A.	Switzerland	100	CHF	100,000
3Dconnexion Polaska Sp z.o.o	Poland	100	PLZ	50,000
3Dconnexion (U.K.) Limited	United Kingdom	100	GBP	1,000
Labtec Europe S.A.	Switzerland	100	CHF	150,000
Logi-Computer Hungary Trading and Services Limited Liability Company	Hungary	100	HUF	3,000,000
Logi (U.K.) Ltd.	United Kingdom	100	EUR	20,000
Logitech (Jersey) Ltd.	Jersey, Channel Islands	100	USD	188
Logitech 3D Holding GmbH	Federal Republic of Germany	100	USD	28,039
Logitech Czech Republic	Czech Republic	100	CZK	200,000
Logitech Espana BCN SL	Spain	100	EUR	50,000
Logitech Europe S.A.	Switzerland	100	CHF	100,000
Logitech France SARL	Republic of France	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	100	EUR	3
Logitech Italia SRL	Republic of Italy	100	EUR	20,000
Logitech Nordic AB	Sweden	100	SEK	100,000
Logitech Benelux B.V.	Kingdom of the Netherlands	100	EUR	18,151
Logitech Poland Spolka z.o.o.	Poland	100	PLN	50,000
Logitech S.A.	Switzerland	100	CHF	200,000
Logitech Austria GmBH	Austria	100	EUR	35,000
Logitech Middle Tast Fz-LLC	United Arab Emirates	100	AED	100,000

AMERICAS
3Dconnexion Inc.	United States of America	100	USD	70,708
Logitech (Intrigue) Inc.	Canada	100	CAD	1,661,340
Labtec Inc.	United States of America	100	USD	44,864
Logitech de Mexico S.A. de C.V.	Mexico	100	MXN	50,000
Logitech Canada, Inc.	Canada	100	CAD	100
Logitech Inc.	United States of America	100	USD	11,522,396

ASIA PACIFIC
LogiCool Co. Ltd.	Japan	100	JPY	155,000,000
Logitech Electronic (India) Private Limited	India	100	INR	107,760
Logitech Far East, Ltd.	Taiwan, Republic of China	100	TWD	480,000,000
Logitech Hong Kong, Ltd.	Hong Kong	100	USD	1,282
Logitech Korea, Ltd.	Korea	100	KRW	150,144,225
Logitech Service Asia Pacific Pte. Ltd.	Republic of Singapore	100	USD	1
Logitech Singapore Pte. Ltd.	Republic of Singapore	100	SGD	500
Logitech Technology (Suzhou) Co., Ltd.	People’s Republic of China	100	USD	22,000,000
Logitech Trading (Shanghai) Co. Ltd.	People’s Republic of China	100	CNY	1,655,440
Natural Computing, Inc.	Mauritius	100	USD	1
Suzhou Logitech Computing Equipment Co. Ltd.	People’s Republic of China	100	USD	7,500,000
Suzhou Logitech Electronic Co. Ltd.	People’s Republic of China	100	USD	5,000,000
Logitech Asia Logistic Ltd.	Hong Kong	100	USD	13
Logitech Asia Pacific Ltd.	Hong Kong	100	USD	13
Logitech Australia Computer Peripherals Pty, Ltd.	Commonwealth of Australia	100	AUD	12

Due to local legal requirements, there are holders of nominal shares apart from Logitech.